Item 2.  Acquisition or Disposition of Assets

                              THE GABLES APARTMENTS
                               Richmond, Virginia


         On July 2, 1998, Cornerstone Realty Income Trust, Inc. (the "Company") purchased The Gables Apartments, a 224-unit apartment complex having an address of 4008 Gaelic Lane, Glen Allen (Henrico County), Virginia (the "Property"). The Property is located in a suburb of Richmond, Virginia.

         The seller, Richmond Gables Associates, a Virginia general partnership, was unaffiliated with the Company. The purchase price was $11,500,000, which the Company paid entirely in cash using its unsecured line of credit. Title to the Property was conveyed to the Company by limited warranty deed.

          LOCATION. The Property is located off of West Broad Street in the "West End" section of metropolitan Richmond, Virginia, within Henrico County. The following information is based in part upon information provided by the Richmond Chamber of Commerce.

         Virginia as a whole has a very diversified economy, with key sectors including the military, government, education, tourism, tobacco products, shipbuilding, paper products, textiles, electronics, chemicals and machinery. Virginia is the twelfth most populous state, with approximately 6.7 million inhabitants.

         Richmond, the state capital, is one of the leading industrial cities in the South and is the third largest city in Virginia. Richmond is located near the center of the state and the greater metropolitan area has an estimated population in excess of 750,000. Major employers in the area include state government, CSX, Circuit City Stores, Reynolds Metals, Dominion Resources,
Universal Corp., Richfood Holdings and Owens & Minor. There are two new semiconductor manufacturing plants that have chosen Richmond as their site and the projects are expected to create an additional 10,000 to 20,000 direct and indirect jobs by the end of this century.

         The Richmond area is the site of a number of institutions of higher education, including Virginia Commonwealth University, the Medical College of Virginia, the University of Richmond and Virginia State University.

         Richmond is situated at the intersection of Interstates 95 and 64. Interstate 95 is the most important north-south highway on the eastern seaboard. It connects Richmond with Washington, D.C. and the northeast to the north, and extends to Miami, Florida on the south. Interstate 64 runs east to the Tidewater area of Virginia and runs west to Charlottesville, Virginia and beyond.




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Air transportation is available through Richmond International Airport, which is served by six major carriers and seven regional airlines.

         The Property is located in the western portion of Henrico County, within what is known as the "West End" of Richmond. This area is known to natives as well as newcomers as a prosperous and prestigious location in which to live, and is convenient to centers of employment, shopping and entertainment. The Property is located in a stable, upper-middle-class neighborhood that includes single-family housing, other multi-family housing and commercial and retail development. The Property is adjacent to the Innsbrook Office Park, which provides office and retail space for many businesses.

         The Property is approximately one mile from Interstate 64, approximately six miles from Interstate 95, approximately 12 miles from downtown Richmond, and an approximately 25-minute drive from Richmond International Airport.

         DESCRIPTION OF THE PROPERTY. The Property consists of 224 garden-style apartment units located in 12 two- and three-story buildings on approximately
15.4 acres of land. The Property was constructed in 1987.

         The Company believes that the Property has been well maintained and is generally in good condition. According to information provided by the seller, the seller invested approximately $83,000 in capital improvements to the property in 1996, which included sealing the parking lot, sandblasting the pool, sign upgrades, and interior improvements such as carpet, vinyl and appliance replacement. The seller has also stated that it invested approximately $183,000 in capital improvements to the Property in 1997, which included gutter replacement, tree removal, concrete repairs, resurfacing of the tennis court, exterior painting, clubhouse upgrading, fitness center upgrading, and additional interior improvements. The Company has budgeted approximately $224,000 for additional capital improvements to the Property, including additional clubhouse renovations and interior upgrades.

         The Property offers four different unit types. The unit mix and rents being charged new tenants as of June 1998 are as follows:

                                           Approximate Interior        Monthly
Quantity             Type                    Square Footage            Rental
--------             ----                    --------------            ------

  62        One bedroom, one bathroom              471                  $495
  60        One bedroom, one bathroom              681                   570
  40        Two bedrooms, two bathrooms            785                   610
  62        Two bedrooms, two bathrooms            885                   665



          The apartments provide a combined total of approximately 156,000 square feet of net rentable area.


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          Leases  at the  Property  are for  terms of one year or less.  Average rental rates for the past five years have generally increased. As an example, a one-bedroom, one-bathroom apartment unit (681 square feet) rented for $495 in 1993, $510 in 1994, $520 in 1995, $537 in 1996, and $555 in 1997. The average effective annual rental per square foot at the Property for 1993, 1994, 1995, 1996 and 1997 was $8.87, $8.96, $9.14, $9.44 and $9.75, respectively.

         The buildings are wood-frame construction on concrete slabs with pitched roofs covered with asphalt shingles. The exteriors of the buildings are a combination of brick veneer and cedar siding.

         The Property has an outdoor swimming pool with heated Jacuzzi, a lighted tennis court, a fitness center, a car vacuum area, a barbecue and picnic area, 25 carports and two laundry facilities. There is also a clubhouse with an entertainment area, kitchenette and leasing office. There is ample paved parking at the Property.

         Apartment units have wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and baths. Each apartment unit has a cable television hook-up and an individually controlled heating and air conditioning unit. Each apartment unit has mini-blinds, a linen closet and walk-in closets. Each kitchen has a refrigerator/freezer, electric range and oven, dishwasher and garbage disposal. Some units are available with amenities such as window seats, bay windows, a fireplace, washer/dryer connections and washer/dryer units. All of the large one-bedroom and two-bedroom units include washer/dryer connections. All of the first-floor units have window seats, all of the second-floor and third-floor units have bay windows and all third-floor units have a fireplace. The owner of the Property provides cold water, sewer service and trash removal. Tenants are responsible for their electricity usage, which includes heating, air conditioning, cooking, hot water and lights.

         There are at seven apartment properties in the area that compete with the Property. All offer similar amenities and generally have rents that are comparable when compared to those of the Property. Based on a recent telephone survey, the Company estimates that occupancy in nearby competing projects averaged approximately 94% on June 30, 1998.

         According to information provided by the seller, physical occupancy at the Property averaged approximately 92% in 1993, 93% in 1994, 94% in 1995, 95% in 1996 and 94% in 1997. On June 24, 1998, the Property was 96% occupied. The tenants are mostly white-collar workers, with a smaller number of blue-collar workers, students and retired persons.

         The 1997 real estate taxes applicable to the Property were calculated as assessed value of $8,715,900 multiplied by a tax rate of $.94, for total real estate taxes of $81,929.46. The basis of the depreciable residential real property portion of the Property (currently estimated at about $9,353,451) will be depreciated over 27.5 years on a straight line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Internal Revenue Code of 1986, as amended.


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          The Company  believes  that the  Property  is and will  continue to be adequately covered by property and liability insurance.

         MATERIAL FACTORS CONSIDERED IN ASSESSING THE PROPERTY. The factors considered by the Company to be relevant in evaluating the Property for acquisition by the Company included the following:

         1. The Company believes that the Richmond, Virginia metropolitan area will enjoy continued economic development and steady population increase, and that such development and increase will support stable occupancy rates and reasonable increases in rents at the Property. The economy of the Richmond area is diversified and the unemployment rate in the Richmond metropolitan area has historically been consistently below the national average.

         2. The Company already owns several other apartment complexes in the Richmond area and has its corporate headquarters in Richmond. Thus, the Company believes that it is knowledgeable and experienced regarding the Richmond apartment rental market.

         3. Based upon an engineering report and its own inspections, the Company believes that the Property is in very good condition. The seller reports that it expended significant amounts for Property improvements in 1996 and 1997, and the Company believes that its planned expenditures will permit additional rental increases at the Property.

         4. The Property is located in a prestigious area of suburban Richmond and is near major employers. Its location adjacent to the Innsbrook Office Park is particularly advantageous.

         The Company is not aware of any material adverse factors relating to the Property not set forth in this report that would cause the financial information contained in this report not to be indicative of future operating results.


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